Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Mitchell Energy & Development Corp.
Commission File No. 333-68694

NOTICE TO INVESTORS CONCERNING DEVON’S PLANS TO ACQUIRE
MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Devon’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Mitchell’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

The following slide presentation was presented by Devon Energy Corporation to a group of outside analysts on December 12, 2001.

Risk Factors

Information provided in this presentation includes "forward-looking statements" as defined by the SEC. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see Form 10-Q for the period ended September 30, 2001 and Form 8-K dated December 11, 2001.

Executive Briefing
Presentation Schedule

8:30 A.M.	Welcome and Introduction	Vince White
8:35	Corporate Overview	Larry Nichols
8:45	Operations Profile	Mike Lacey
8:55	Financial Outlook	Brian Jennings
9:10	Q&A	
9:30	Break	
9:50	Barnett Shale	Rick Clark
10:15	Gulf/Gulf Coast	Bill Van Wie
10:45	Canada	John Richels
11:20	International	David Sambrooks
11:40	Coalbed Methane	Don DeCarlo
12:10 P.M.	Summary	Larry Nichols
12:15	Q&A	

devon

Corporate Overview

Larry Nichols - Chairman, President & CEO

Corporate Overview

Shares outstanding:	155 MM
Equity capitalization:	≈ $ 5.5 B
Enterprise value:	≈ $13.2 B
Senior credit rating:	
S&P	BBB+
Moody's	Baa2
Fitch (D&P)	BBB

Pro forma data for the combination of Devon, Mitchell and Anderson.

Corporate Overview

Proved reserves:	2,044 MMBOE
Production profile:	95% North America 5% International
Production mix:	68% gas / 32% liquids
R/P ratio:	9.8 years

Note: Pro forma reserves combine Devon as of 12/00, Mitchell as of 6/01 and Anderson as of 8/01.

Reserves Growth


Proved Reserves (MMBOE @ 6:1)
8
22
30
32
36
61
78
106
115
179
184
299
670
1,097
2,044
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Pro Forma

Pro forma reserves combine Devon as of 12/00, Mitchell as of 6/01 and Anderson as of 8/01. Pro forma shares include 30.2 MM for Mitchell less shares repurchased by Devon through 2001 repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Reserves Per Common Share



Proved Reserves (BOE @ 6:1)
* diluted
CAGR=18%
1.31
2.56
2.61
2.82
3.13
2.96
3.76
4.79
5.18
4.84
4.94
5.61
7.78
8.25
12.75
'87
'88
'89*
'90*
'91*
'92
'93
'94
'95
'96*
'97*
'98*
'99
'00*
Pro Forma*

Pro forma reserves combine Devon as of 12/00, Mitchell as of 6/01 and Anderson as of 8/01. Pro forma shares include 30.2 MM for Mitchell less shares repurchased by Devon through 2001 repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Production Per Common Share



(BOE Per Share @ 6:1)
CAGR=16%
0.18
0.22
0.23
0.24
0.35
0.46
0.42
0.44
0.46
0.48
0.63
0.74
0.87
0.95
1.34
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01 Pro Forma

Represents annualized production for the quarter ended 6/30/01 for the combined Devon, Mitchell and Anderson. Pro forma basic shares include 29.2 MM for Mitchell less shares repurchased by Devon through repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Growth Strategy

Integrate drilling and acquisitions to establish focused, high-margin property concentrations.

Acquisition Criteria

	Enhance Core Areas	Establish New Core Areas	Technology Transfer	Strengthen Balance Sheet
Alta (1994)	✓			✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓	✓		✓
PennzEnergy (1999)	✓	✓	✓	
Santa Fe/Snyder (2000)	✓	✓		✓
Anderson Exploration (2001)	✓	✓	✓	
Mitchell (Expected Q1 2002)		✓	✓	✓

Per Share Financial Criteria

	Cash Flow Accretion	Earnings Accretion	Reserves Accretion	Production Accretion
Alta (1994)	✓		✓	✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓		✓	✓
PennzEnergy (1999)	✓	✓	✓	✓
Santa Fe/Snyder (2000)	✓	✓	✓	✓
Anderson Exploration (2001)	✓		✓	✓
Mitchell (Expected Q1 2002)	✓	✓	✓	✓

Mitchell Acquisition

- 8/14/01: Announced purchase of Mitchell by Devon
- Terms: 50/50 cash and stock
  - $3.5 billion, including $0.4 billion of assumed debt
- Definitive proxy expected: Mid-December
- Shareholder approval: January 2002

Anderson Acquisition

- 9/04/01: Announced purchase of Anderson by Devon
- Terms: All cash tender of C$40 per Anderson share

  US$ 3.4 billion cash tender

  US$ 1.2 billion net debt and other obligations

  US$ 4.6 billion total transaction
- Closed October 15, 2001

Reserves Growth from M&A*



3%
114%
27%
18%
2%
80%
21%
38%
15%
57%
1%
70%
135%
58%
54%
26%
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01E
'02E

* Proved reserves added from mergers and acquisitions expressed as a % of beginning of the year reserves. Years 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Integration Update

- Devon Canada management team in-place
- Mitchell integration plans finalized for implementation at closing
- Mitchell + Anderson: ≈ $50 MM synergies

2002 Corporate Objectives

- Complete Mitchell acquisition
- Upgrade asset quality by disposing of non-core assets
- Reduce debt through asset sales and cash flow
- Grow production by 5%

Devon's Goals

- Preeminent North American oil and gas producer
- Focused, high-impact international exploration
- Strong balance sheet

Operations Profile

Mike Lacey - Sr. VP Exploration & Production

2001 Operational Highlights

- Integrated Santa Fe Snyder operations
- Completed acquisition of Anderson
- Replaced 500% of production
- Focused International operations
- Established dominant position in Cherokee Basin coalbed methane play
- Strengthened acreage position in core areas

Pro Forma Reserves & Production

Reserves

(12/31/01 Estimate)


International
15%
Canada
32%
U.S.
53%

Production

(12/31/01 Exit Rate)


International
5%
Canada
34%
U.S.
61%

Note: Data presented is pro forma for the acquisition of Mitchell.

Pro Forma 2001 Domestic Exit Rates

	MBOED	% of Total
Gulf	84	24%
Barnett Shale	50	14%
West Texas	33	9%
Ark-La-Tex	30	9%
CBM Combined	29	8%
South Texas	24	7%
SE New Mexico	23	6%
Rocky Mtn. Conv.	18	5%
Other	65	18%
Total Domestic	356	100%

Note: Data presented is pro forma for the acquisition of Mitchell.

devon

2001 Canadian Exit Rates

	MBOED	% of Total
Shallow Gas	56	29%
S. Central Alberta	48	25%
Peace River Arch	31	16%
Deep Basin	20	10%
Heavy Oil	15	8%
Foothills	14	7%
Other	10	5%
Total Canada	194	100%

2001 Drilling & Facilities Expenditures

Divisions


International
13%
Canada
24%
U.S.
63%

Risk Categories


Proved
24%
Lower-Risk
43%
Higher-Risk
33%

Estimated Total: $1.3 Billion

Note: All Figures are estimates. Estimates exclude capitalized G&A, midstream and acquisition costs.

devon

2001 Estimated Results

	Capital ($MM)	Reserves (MMBOE)
Exploration, Development, Facilities	1,200	110
Acquisitions of O&G Properties	4,430	600
Revisions	-	(40)
Non-Reserve Related	60	-
Capitalized G&A	80	-
Total	5,770	670
Divestitures		(15)
Net Reserve Change		655

2001 Score Card

- **Capital costs incurred[1] $5.8 billion**
- **Replaced 500% of production**
- **F&D costs of $8.60 per BOE**

(1) Includes exploration and development expenditures, non-reserve related capital, capitalized G&A and acquisitions of oil and gas properties.

2002 Drilling & Facilities Expenditures

Divisions


International
7%
Canada
35%
U.S.
58%

Risk Categories


Lower-Risk
30%
Proved
45%
Higher-Risk
25%

Estimated Total: $1.2 - 1.4 Billion

Note: All Figures are estimates. Estimates exclude capitalized G&A, midstream and acquisition costs.

2002 E & P Capital Budget

	2002e	
	Gross Wells	Capital ($MM)[1]
U.S.	1,520	$ 740
Canada	525	465
International	35	90
Total Company	2,080	$1,295

(1) Based on mid-point of estimates provided in Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.
Note: All Figures are estimates. Estimates exclude capitalized G&A, midstream and acquisition costs.

devon

2002 Target Results

	Capital[1] ($MM)	Reserves (MMBOE)
Exploration, Development, Facilities	1,230	145
Acquisitions of O&G Properties	2,152	415
Non-Reserve Related	65	-
Capitalized G&A	95	-
Total	3,542	560
Divestitures		(275)
Net Reserve Change		285

(1) Based on mid-point of estimates provided in Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.

2002 Targets

- **Capital costs incurred(1) $3.5 billion**
- **Replace > 300% of production**
- **F&D costs ≈ $6.50 per BOE**

(1) Includes exploration and development expenditures, non-reserve related capital and capitalized G&A. Data based on the midpoint of estimates provided in Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.

Financial Outlook

Brian Jennings - Sr. VP Corporate Development

2001 Financial Highlights

- Secured $6 billion 5-year term loan facility
  - Libor plus 75-100 basis points
- Issued $3 billion long-term bonds
  - $1.75 billion 6.875% due 2011
  - $1.25 billion 7.875% due 2031
- Renewed $1 billion revolving credit facility
  - Libor plus 37.5-47.5 basis points

Pro Forma Capitalization

($MM as of 9/30/01)	Pro Forma Capitalization
Existing bank facilities / com. paper	$ 190
Senior credit facility	2,374
Exchangeable debentures	645
Other long-term debt	5,055
Total debt	8,264
Stockholders' equity	5,298
Total capitalization	$13,562

Note: Pro forma data reflects the acquisitions of Anderson and Mitchell.

Financial Covenants

- Pro forma debt to cap at 9/30/01: $\approx$ 59%
- Consolidated total funded debt to total capitalization
  - $\leq$ 70% through 6/30/02
  - $\leq$ 65% thereafter

Note: Pro forma data reflects the acquisitions of Anderson and Mitchell.

Average Cost of Debt

- **Weighted average interest rate**
  - **5.5% pre-tax**
  - **2.4% after tax**

Note: Represents weighted average interest rates for all debt securities and credit agreements assuming completion of Mitchell transaction as of 9/30/01.

Debt Amortization Schedule

Year	$ MM	Year	$ MM
2002	69	2008	-
2003	6	2009	177
2004	584	2010	-
2005	1,992	2011	2,150
2006	1,740	2012-30	-
2007	175	2031	1,250

Note: Represents required amortization for all debt securities and credit agreements assuming completion of Mitchell transaction as of 9/30/01 and full draw-down on term credit facility. Assumes zero coupon convertible debentures are paid in 2005 at their accreted value of $427 MM. Excludes Chevron exchangeable debentures due 2008. Chevron debentures are exchangeable into 7.1 MM Chevron common shares owned by Devon.

Debt Reduction Plan

- Divest > $1 billion non-core properties
  - All five divisions contributing
- Excess cash flow
  - Protect with hedges

Non-Core Property Divestitures

Division	Reserves[1] (MMBOE)	2002 Estimates Production (MMBOE)	LOE ($MM)	Transportation ($MM)
U.S.	95	15	90	5
Canada	45	6	30	4
International	135	9	63	1
Total	275	30	183	10

(1) 12/31/01 estimated reserves.

Divestiture Status

Asset Package	Data Room Open	2002 Target Close Date
Canada	Nov. 2001	1st half
Argentina	Dec. 2001	1st half
Indonesia	Jan. 2002	1st half
Rocky Mountains	Jan. 2002	1st half
Gulf	Jan. 2002	1st half
Permian/Mid-Continent	1st half 2002	1st & 2nd half

2002 Gas Hedges



Swaps & Fixed 15%
Collars 21%
Floating 64%

765 MMBTUD Protected

Note: Production percentages based on estimated 2002 pro forma gas production for Devon, Mitchell and Anderson assuming contemplated asset sales occur 1/1/02. Hedge percentages are based on hedges in place through 11/30/01.

2002 Gas Hedges vs. Historical Prices



$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$/MCF
2002 Collar Ceiling
$6.14
2002 Collar Floor
$3.12
2002 Swaps & Fixed
$2.84
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01 Nine Months
Devon's historical average realized gas prices

Note: Hedge prices are based on hedges in place through 11/30/01.

2002 Oil Hedges



Swaps & Fixed 34%
Floating 46%
Collars 20%

53 MBOD Protected

Note: Production percentages based on estimated 2002 pro forma oil production for Devon, Mitchell and Anderson assuming contemplated asset sales occur 1/1/02. Hedge percentages are based on hedges in place through 11/30/01.

2002 Oil Hedges vs. Historical Prices



$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$/BBL
2002 Collar Ceiling
$28.19
2002 Collar Floor
$23.00
2002 Swaps & Fixed
$21.94
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01E
WTI Cushing (NYMEX)

Note: Hedge prices are based on hedges in place through 11/30/01.

2002 Margin Sensitivity

NYMEX(1) (Henry Hub)	NYMEX(2) (WTI Cushing)	Expected Cash Margin
$2.85	$22.00	$1.7 billion
$2.00	$15.00	$1.2 billion

(1) NYMEX is determined to be the first-of-month South Louisiana Henry Hub price index as published monthly in Inside F.E.R.C.

(2) NYMEX is the monthly average of settled prices on each trading day for West Texas Intermediate Crude oil delivered at Cushing, Oklahoma.

Note: Assumes asset sales as of January 1, 2002

2002 Capital Expenditures


$875 - $1,000 MM
Near-Term (2002)
Growth Capital
$300 - $400 MM
Long-Term
Growth Capital
$125 - $175 MM
Mid-Stream
Growth Capital

Estimated Total: $1.3 - 1.6 Billion

devon

2001 Production Estimates

Product	Pro Forma[1] (MMBOE)	Sale Properties (MMBOE)	Pro Forma Adjusted[2] (MMBOE)
Liquids	74	20	54
Gas	135	15	120
MMBOE	209	35	174

(1) Represents Devon, Anderson & Mitchell combined.

(2) Represents Devon, Anderson & Mitchell combined reduced by production from properties selected for divestiture.

2001 vs. 2002 Production Estimates

Product	'01 Pro Forma Adjusted (MMBOE)	'02 Pro Forma Adjusted (MMBOE)	% Increase
Liquids	54	54	-
Gas	120	129	8%
MMBOE	174	183	5%

Note: Pro forma data represents Devon, Anderson & Mitchell combined less production from properties selected for divestiture.

Barnett Shale

Rick Clark - VP Permian/Mid-Continent Division

devon

Barnett Shale - Play Status

- Devon operated: 90% WI
- 800 wells: 345 MMCFD gross
- 2.1 TCFE proved reserves
- 525,000 net acres: 70% HBP
- Resource: 196 BCF / square mile



OK
TX



A
A'
Denton
Core Producing Area
Fort Worth
Fort Worth Basin
Fort Worth Basin
20 Miles
Devon Acreage

Barnett Shale - Geology

- Reservoir thickness: 400'- 500'
- Drill depth: 6,500' - 8,500'
- Economic production currently limited by lower frac barrier
- Acreage HBP by shallow production - 42 MMCFD net



A
A'
(West)
(East)
Shallow Gas (HBP) Formation
Potentially Economic Barnett
Water Bearing Formation
Frac Barrier
Economic Barnett
Economic Barnett
Frac Barrier



OK
TX

Barnett Shale - Play Status

- Activity restricted to core area
  - 18 rigs active
  - 55 acre development
  - Re-fracs of 55 acre wells
  - 5 infill pilots (27 acre)
- West & south acreage untested
- Continuing to lease



OK
TX



Denton
Core Producing Area
Fort Worth
Lower Frac Barrier Absent
20 Miles
Devon Acreage

Mitchell - Barnett Shale Production



800 WELLS
345 MMCFD
Gross Operated MMCFD
Operated Wells
600
500
400
300
200
100
-
1,000
800
600
400
200
-
1996
1998
2000
2002

Barnett Shale - Fracture Technology

- Massive Hydraulic Frac Technology (MHF)
  - 1982 - 1998
  - Lower Barnett only
- Light Sand Frac Technology (LSF)
  - 1999 - present
  - Higher initial rates
  - Greater reserves
  - Lower costs
  - Upper Barnett development
  - Re-fracs of MHF wells



1,000
500
MCFD/Well
Wells Drilled Prior to 1999
Wells Drilled after 1999
1
2
Years

Barnett Shale - Re-Frac Technology

- Utilizing LSF technology
- 180 re-fracs completed
- 0.7 BCF reserves / well
- $300M / re-frac
- New reservoir adds reserves
- Upper Barnett added



Original
MHF Completion
LSF Re-Frac
MCFD
1,000
100
10
91
92
93
94
95
96
97
98
99
00
01
02

Barnett Shale - Typical Well

	Drill & Frac	Re-Frac
Rate (MCFD)	1,000	1,000
Reserves (BCF)	1.25	0.7
Capital Cost (M$)	800	300
Cost/MCF ($)	0.65	0.45

Barnett Shale - Gas in Place


Low-Risk Drilling
& Re-Fracs
8%
Infill Drilling
(27 acres)
4%
Improved Recovery,
Multiple Re-Fracs,
Further Downspacing
10%
Additional Gas
In Place
78%
Proved
Upside

Barnett Shale - Core Area

- 2001: Drilled 321 wells
- 55 acre spacing
- Re-fracs: 180 wells
- 27 acre infill pilots



OK
TX



Oil Prone
Denton
Lower Frac Barrier Absent
Dry Gas Prone
10 Miles
Fort Worth
Barnett Producing Well
Devon Acreage

Barnett Shale - Core Area Development

- Low-risk drilling
  - 55 acre spacing
  - 1,100 wells
- Re-fracs of MHF wells
  - 55 acre spacing
  - 200 wells



OK
TX



Oil Prone
Denton
Lower Frac Barrier Absent
Dry Gas Prone
10 Miles
Fort Worth
Barnett Producing Well
Future Location
Devon Acreage

Barnett Shale - Upside Potential

- Step-out drilling (55 acre)
  - 1,400 wells
- Re-fracs of LSF wells
  - 2,700 wells
- Infill Drilling (27 acre)
  - 2,500 wells



OK
TX



Oil Prone
Denton
Lower Frac Barrier Absent
Dry Gas Prone
10 Miles
Fort Worth
Barnett Producing Well
Future Location
Step-Out Location
Devon Acreage

Barnett Shale - Inventory

	Wells	Re-fracs
Core Area		
PDP	800	
Low-risk drilling	1,100	
Re-fracs of existing MHF wells		200
Total	1,900	200
Upside		
Step-out drilling	1,400	
Re-fracs of 55 acre LSF wells		2,700
Infill drilling (27 acre)	2,500	
Total	3,900	2,700
Total	5,800	2,900

Barnett Shale - Future Potential

- Play extension south of Fort Worth
- Development beyond frac barrier
- Improved recovery
- Further downspacing
- Compression & debottlenecking
- Technological advances



OK
TX



Denton
Core Producing Area
Fort Worth
Lower Frac Barrier Absent
20 Miles
Devon Acreage

Barnett Gathering & Processing

- 430 MMCFD current capacity
- 2002 expansion to 600 MMCFD
- Multiple pipeline interconnects
- On-system markets
- Firm transportation



OK
TX



DENTON
WISE
JACK
Denton
Bridgeport Plant
PARKER
TARRANT
Ft Worth

Shale Gas Potential

- Fort Worth Basin
  - Barnett Shale
  - Conventional
- Illinois Basin
  - New Albany Shale
  - Desorption
- Michigan Basin
  - Antrim Shale
  - Desorption



Shale Fairway
Shale Fairway
Sedimentary Basin
Basin with Devon Activity
Active Black Shale Development

Barnett Shale - Summary

- Low-risk proven play
- Substantial growth and upside
- Significant North American gas resource
- Gathering and processing opportunities

Gulf/Gulf Coast

Bill Van Wie - VP Gulf Division

Gulf Division - Focus Areas


LOUISIANA
TEXAS
Texas Shelf
Outer Shelf
South Texas
Deepwater
HBP
Exploratory

- Production: 100,000 BOED
- Acreage: 1.3 MM acres

I. **Texas Shelf Exploration**

II. Deepwater Gulf of Mexico

III. South Texas

IV. Applied New Technologies

V. Summary

devon

Texas Shelf Prospect Inventory


Mississippi
Texas
Louisiana
Kaibab
HI A 156
Grays
GA 424
HI A-23
Torreys
BR 468
Elbert
BR 547
HI A-46
Subway
MI A-53
HI A-53
Gulf of Mexico
Crestone
GA A-82
Wave
MI A-96
Windom
BR A-15
Big Bend
MI A-110
Prospect

Net Unrisked Exposure: > 500 BCF

Amplitude vs Offset (AVO)


Cable
Target
Increasing reflection angle

GA 424 'Grays' Prospect

- 100% WI
- Objective: Middle-Miocene
- Depth: 11,500'
- Water depth: 157'
- Mean Reserves: 100 BCFE
- P10 Reserves: 200 BCFE
- Gross DHC: $6.2 MM



A
GA 424
AVO
Anomaly
3 Miles
A'



Known
pay
response
Prospect
"brightens"
in the far
traces
A
A'

Near Angles Stack Far Angles Stack

I. Texas Shelf Exploration

II. **Deepwater Gulf of Mexico**

III. South Texas

IV. Applied New Technologies

V. Summary

Gulf of Mexico Deepwater - Producing Areas


LOUISIANA
TEXAS
PECTEN
ORION
FIREBIRD
BLACK WIDOW
MANATEE/ GRETCHEN
ANGUS COMPLEX
ENCHILADA
GB 161
MACARONI
KEY PROJECT AREAS

Deepwater Production Timeline



2000
2001
2002
2003
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Black Widow
2,300 BOED net
Rate increase
Maria
600 BOED net
Actual: 720 BOED
Firebird
1,250 BOED net
Pecten
1,150 BOED net
Orion
1,500 BOED net
Manatee
10,900 BOED net
Angus "T"
2,200 BOED net
Initial Production
Upside Potential

devon

Orion Project Update

- 25% WI
- 3 wells drilled and flow tested
- Shut-in; waiting on gas compression
- 1,900 net BOED (9,600 gross BOED); production commences Q1 2002
- Reserves increased 1 MMBOE based on drilling results



MC-110 (Orion) Depletion Strategy
Current Completion (8.9 MMBOE)
Behind Pipe (2.4 MMBOE)
A-9st
A-11st
A-31st
J
K
K4
L
N
1.2 MMBOE
0.9 MMBOE
1.4 MMBOE
2.4 MMBOE
5.4 MMBOE



"Amberjack"
BP67%
Conoco 33%
Shell 50%
Devon 25%
Ocean 16.7%
Stone 8.3%
Devon 100%
Devon 100%

Expect compressor installation on BP's Amberjack Platform in Q1 2002

Angus Complex

Manatee

- 48.33% WI
- Sanctioned 7/01
- Production
  - First Oil: 10/02
  - Peak Rate: 11/02
  - Gross: 20,000 BOD + gas
  - Net: 10,900 BOED
  - F&D: $8/BOE
- Build on existing infrastructure


67
68
69
TROIKA- ANGUS SUB BASIN
111
112
113
A4 s/t
F/L to Bullwinkle
A3
ANGUS
A2
155
156
157
SALT
SALT
MANATEE


Manatee - July 2001
BULLWINKLE PLATFORM
1350 FT. WATER DEPTH
(GC-65)
MANATEE 2-WELL SUBSEA SYSTEM
(GC-155)
MAIN UMBILICAL
INSULATED RISERS
HYDRAULIC/CHEMICAL MANIFOLD
A-2
A-3
A-4
BURRIED FLOWLINES
ANGUS 8-WELL MANIFOLD (GC-113)
1968 FT. WATER DEPTH
MANATEE WELL #1 TO WELL #2 FLYING LEADS
PRIMARY FLYING LEAD
MANATEE WELL #1
FLOWLINE JUMPER
FLYING LEAD
JUMPERS
FLOWLINE JUMPERS
FLOWLINE SLED (TYP.)
FLOWLINE JUMPER
PIP FLOWLINES
MANATEE WELL #2

Deepwater Exploration



LOUISIANA
TEXAS
CHAPS
HIGGS
ERIE
PALADIN
DOC
BISON
CHIPOLTE
CABOT
TUSCANY
TROON
CORTES
Port Isabel Fold Belt
Salt Mini-basin Trend
Miocene Trend
2002 Anticipated Drilling
Inventory

Net Unrisked Exposure: 500 MMBOE

Cortes Prospect

- Objective: Oligocene Frio target
- Water Depth: 3,300'
- Mean Reserves: 973 BCFE (P10: 1,550 BCFE)
- PTD: 18,000
- DHC 8/8ths: $23.4 MM
- WI: 25%

Cortes Exploration Unit



Devon 25%
ChevronTexaco 25%(Oper)
Agip 25%
Enterprise 25%
Reverse Fault
14,000
12,000
A
A'
+ 35,000 Acre Closure

FRIO SAND Structure Map



A
A'
15,000'
Proposed Well Location
20,000'
≈ 8 Miles

GC 102 Higgs Prospect

- Objective: Mid-Lower Pliocene
- Water Depth: 940’
- Mean Reserves: 44 MMBOE (P10: 100 MMBOE)
- PTD: 19,000’
- DHC 8/8ths: $12 MM
- WI: 100%


A
A’
15,000’
3000’
Stacked
Amplitudes
20,000’
Salt


GC 58
1 mile
17,500’
A
A’
17,000’
GC 102
GC 103
16,500’
16,000’
15,500’
Pliocene Structure

I. Texas Shelf Exploration

II. Deepwater Gulf of Mexico

III. South Texas

IV. Applied New Technologies

V. Summary

South Texas


TEXAS
Edwards Trend
Wilcox Trend
Frio / Vicksburg Trend
Gulf of Mexico
Active Trends
• Cretaceous Edwards
• Eocene Wilcox
• Oligocene Frio

Cretaceous Carbonate Trend



Louisiana
Mississippi
Texas
Current Edwards Carbonate Program
Cretaceous Reef Front
Gulf of Mexico
Existing Cretaceous Carbonate Fields

Edwards Trend: Inversion

- Objective: Cretaceous Edwards
- Mean Reserves: 209 BCFE (P10: 522 BCFE)
- PTD: 13,500'
- DHC 8/8ths: $1.2 MM
- County: Live Oak, Karnes
- WI: 100% BCP, 44% ACP


Line 16 J
Sugarloaf Prospect
Edwards
Porosity


Edwards
Porosity
Line 16 J
Sugarloaf Prospect


Edwards Shoal Island Model
TIDAL FLAT
SHELF
GRAIN SHOAL
Shoal Islands
REEF
SLIDE BLOCK

I. Texas Shelf Exploration

II. Deepwater Gulf of Mexico

III. South Texas

IV. Applied New Technologies

V. Summary

Gulf Division Focus Areas

- Applications of new technology to inventory of producing properties
  - New 3D over old properties
    - Ray Ranch
    - Eugene Island
    - Cyrus Discovery: High Island
  - New 3D/4 component seismic data

devon

Ray Ranch Area Drilling Results

- Drilled/participated in 12 wells
  - 10 completed
- Reserve adds: 45 BCF (8/8ths)
  21 BCF net
- Rate increase: 42 MMCFD (8/8ths)
  23 MMCFD net
- F&D: $3.10/BOE


-7300
-7200
H
H-1
K

Upper Wilcox - First Massive Structure Map

Ray #104 - Kerr Field



A
A'
1870
1850
1830
1810
1790
#H-M
#104
#99
#101
#100
#103
LULING
PINCHOUT
LULING SAND
Time Structure
with
Far Trace AVO Amplitude
1000'

Pettus Ray Ranch Area

Eugene Island Block 337


TX
LA
MS
Gulf of Mexico

Recently Drilled Prospects


EI 337 A1ST1BP1
MKR E
MKR E
L1 TOP
L1 TOP
L4 TOP
EI337 A1ST1

Original wells drilled on 2D seismic data


Well: EI337_A1ST1BP1
L-1 Sand
1000+ BOPD

Eugene Island Block 337

Development History

- 1982-1984: Original field development - 2D seismic
- 2000: Field nearing depletion/abandonment
- 2001: Re-evaluation - new 3D seismic
  - Acquired additional 37.5% partner interest for cost of abandonment (DVN=98%)
  - Drilled two best prospects: Both wells successful (Generated $5.2 MM present value)
  - > 2,000 BOED added production

Cyrus Discovery and Development



Cyrus Hi A582 DT2 (GC) Sand
HI A-582
HI A581
HI A-587
HI A-588
Gas Cap
Gas Sand
Oil Sand
DT2
HIA0582 C14
HIA0582 C11
HIA 582 #4
#5
#6
#7
-11168
-11200
-11300
O/W
-11400
-11500

3D/4C Seismic Programs


LOUISIANA
TEXAS
New 3D/4C Shoots

Marine OBC Seismology



devon

3D Migration Comparison



P-wave Data
PS-wave Data

West Cameron Exploration

- Potential in 4C area: > 300 BCF
- 35 blocks (300 mi²) in 4C area

12	Held By Production
6	Under Lease
(green shape)	Devon's Fields



Shallow Gas Clouds
EC245
> 650 BCF
WC536
WC533/534
Anaconda
Discovery
WC551
WC560
> 3 TCF
WC575
> 900 BCF
WC580
4C Data
Purchase
EC334/335
WC586/587

Eugene & South Marsh Island Areas

- Devon core area
  - Potential: > 450 BCF
- Current production (8/8ths)
  - 20 MBOD
  - 70 MMCFD
- New 3D/4C survey in progress
  - Anticipate Q4 delivery
- 40 blocks (360 mi²) in 4C area



4C - 3D
Survey Area
> 150 BCF
> 300 BCF
SOUTH
MARSH
ISLAND
EUGENE ISLAND
S. ADD.
Devon HBP (5000 Acre Blocks)
Devon Leases

I. Texas Shelf Exploration

II. Deepwater Gulf of Mexico

III. South Texas

IV. Applied New Technologies

V. Summary

devon

2002 Projected Production



100
80
60
40
20
0
MBOED
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
BASE DEVELOPMENT EXPLORATION

Note: Projected production excluding properties designated for divestiture.

devon

Summary

- Focus on new seismic technology
- Stable production levels
- New projects coming on stream - shelf/deepwater
- Increasing exposure to upside potential
- Growing production from onshore Texas

Canada

John Richels - Sr. VP Canadian Division

devon

I. Canadian Industry Overview

II. Devon Canada Overview

III. Near-term Growth Projects

IV. Long-term/High-potential Opportunities

V. Summary

Canadian Contribution to N.A. Market


Reserves
16%
Production
20%
Canada

Source – International Energy Annual, 1999

Western Canadian Gas

- Large Canadian gas resource
  - > 500 TCF potential
  - 20% produced to date



Beaufort Sea
North of 60⁰
175 TCF
B.C.
50 TCF
Alberta
270 TCF
Sask.
9 TCF
Hudson Bay
Pacific Ocean
Produced
Remaining

Estimated recoverable reserves. Source: National Energy Board.

Western Canadian Conventional Oil

- Maturing conventional oil basin
  - > 37 BBO recoverable
  - 46% produced to date



Beaufort Sea
North of 60°
7.3 BBO
B.C.
1.2 BBO
Alberta
22.1 BBO
Sask.
7.4 BBO
Hudson Bay
Pacific Ocean
Produced
Remaining

Estimated recoverable reserves. Source: National Energy Board.

Western Canadian Oil Resources

Conventional Oil

- > 37 BBO currently recoverable
- 46% produced to date

Oil Sands Deposits

- 2,500 BBO in place
- 315 BBO currently recoverable
- 1% produced to date


(BBO)
350
300
250
200
150
100
50
0
Conventional
Oil Sands
Produced
Remaining

Estimated recoverable reserves. Source: National Energy Board.

I. Canadian Industry Overview

II. **Devon Canada Overview**

III. Near-term Growth Projects

IV. Long-term/High-potential Opportunities

V. Summary

Devon Canada Attributes

- Third-largest independent gas producer in Canada
- High-impact, near-term opportunities
- Ownership in key infrastructure
- Significant long-term growth prospects

Independents in Canada



981
829
765
660
612
513
454
347
316
207
(MMBOE)
Alberta Energy
Canadian Natural
Pan Canadian
Devon Canada
Talisman
Burlington
Nexen
Apache
Anadarko
Rio Alto

Note: Proved reserves at 12/31/00 adjusted for major acquisitions.

Areas of Operation

- Western Canadian Sedimentary Basin
  - 8 MM net undeveloped acres
- North of 60°
  - 2 MM net undeveloped acres



Alaska
Mackenzie Delta
Yukon
Northwest Territories
60°
British Columbia
Alberta
Sask.
Hudson Bay
Western Canadian Sedimentary Basin
Pacific Ocean

2001 Pro Forma Canadian Statistics

Reserves:	660 MMBOE
Production:	70 MMBOE 80% operated
Wells Drilled:	495 exploratory 535 development
Reserve Life Index:	9.5 years

Note: Estimated pro forma data for the acquisition of Anderson.

Canadian Production & Reserves


2001 Reserves
33%
2001 Production
29%
% Gas
% Liquids

Note: Estimated pro forma data for the acquisition of Anderson.

Key Canadian Assets


Beaufort Sea
Alaska
Mackenzie Delta
North of 60°
Yukon
Northwest Territories
60°
Hudson Bay
Shallow Gas
Slave Point
Shallow Gas
Peace River Arch
Foothills
Heavy Oil
Deep Basin
Pacific Ocean
British Columbia
Alberta
Sask.

Western Canadian Sedimentary Basin



W
E
Alberta
Saskatchewan
Main Ranges
Front Ranges
Foothills
Central Alberta
Eastern Alberta
Shallow Gas
Oil Sands
Feet
10,000
SL
-10,000
-20,000
-30,000
-40,000
-50,000
-60,000
±15,000'
-8,000'
-8,000'
-2,000'
Feet
10,000
SL
-10,000
-20,000
-30,000
-40,000
Jurassic / Cretaceous
Triassic
Permian / Miss.
Devonian
Cambrian
Misinchinka Gp.
Precambrian

I. Canadian Industry Overview

II. Devon Canada Overview

III. Near-term Growth Projects

IV. Long-term/High-potential Opportunities

V. Summary

devon


Shallow Gas

Shallow Gas

- Primarily winter-access area
- Demonstrated success in harsh operating environment
- Significant land position
- Control of infrastructure: 20 operated gas compression facilities



NE B.C.
NE Alberta
British Columbia
Alberta

Shallow Gas – NE Alberta

- 2.4 MM net acres
- 80% average WI
- 1,000' to 2,500' well depths
- $145,000 average well cost
- 0.75 to 1 BCF reserves/well
- Low operating costs: $3.35/BOE



Darwin
Panny
Goodfish
Trout
Kidney
Tepee
Dover
Hangingstone
Gift
Springburn
Cherpeta
Victor
Kirby
Frenman Lk.
Redsprings
Frog Lk.

Shallow Gas – NE British Columbia

- 1 MM net acres
- 80% average WI
- 3,000' to 4,000' well depths
- $500,000 average well cost
- 1 to 2 BCF reserves/well
- Operating costs: $4.40/BOE



Tommy Lake
Wargen
Chinchaga Sub Basin
Ladyfern
Seismic Shoots

Peace River Arch

- Dominant player in mature area
- Multi-zone reservoirs
- Largely year-round access
- Extensive infrastructure = short cycle time


British Columbia
Alberta

Peace River Arch

- 900,000 net acres
  - 75% average WI
- Moderate risk, medium-depth wells
- $400,000 average well cost
- 17 operated liquids extraction facilities
- High operating margins



Cecil
Peace River
Dunvegan
Peace River
Belloy
Rycroft
Girouxville
Eaglesham
Valhalla
Grande Prairie

Peace River Arch – Future Plans

- Drill > 70 wells in 2002
- Significant conventional oil play at Girouxville
  - 16 well program
  - Expand production facilities


Cecil
Dunvegan
Peace River
Peace River
Belloy
Rycroft
Girouxville
Eaglesham
Valhalla
Grande Prairie

Deep Basin

- Lead player in under-developed area
- Multi-zone, stacked reservoirs
- Control of strategic facilities
- Significant barriers to entry


British Columbia
Alberta

Deep Basin

- 800,000 net acres
- 48% average WI
- Cretaceous and Devonian targets
- High operating margins
- 9 major processing plants - 2.1 BCFD capacity



Grand Prairie
Elmworth
Gold Creek
Hiding
Wapiti
Bilbo
Karr
Leland/Wild
Pinto
Edson

Deep Basin – Cretaceous

- 8,000' to 11,000' well depths
- 5 to 15 BCF targets
- Liquids-rich (100 Bbl/MMCF)
- Short cycle time
- > 100 wells drilled in 2001
- High success rate (70-90%)



LOWER CRETACEOUS DEPOSITIONAL CYCLES
DEEP BASIN
A
A'
PADDY
CADOTTE
HARMON
VIKING
JOLI FOU
NOTIKEWIN
UPPER MANNVILLE
CLEARWATER (BUCKINGHORSE)
FALHER
A
B
C
D
E
F
G
OFFSHORE BARS
OSTRACOD
WILRICH
GETHING

Deep Basin – Devonian

- 11,000' to 15,000' well depths
- 20 to 70 BCF targets
- High-deliverability, lean sour gas
- 8 wells drilled in 2001



RESERVES PER WELL (BCF SALES)
WABUMUN 15-50
WINTERBURN 12-35
NISKU 12-36
LEDUC 25-50
BHL 40-70
CAMBRIAN

Deep Basin – 2002 Plans

- Drill 80 Cretaceous wells
- Drill 8 Devonian wells
- Expand into British Columbia (Drill 10 wells)
- Continue Cretaceous development at Elmworth
  - 18 well field
  - 7 to 10 MMCFD per well
  - On-stream Q2 2002



Elmworth
Grand Prairie
Gold Creek
Hiding
Wapiti
Bilbo
Karr
Leland/Wild
Pinto
Edson

Slave Point

- Devonian Slave Point reefs
- Primarily winter-only access
- High-margin production
- Liquids-rich gas
- Strategic land position adjacent to significant discoveries


British Columbia
Alberta

Slave Point – Hamburg/Ladyfern

- 180,000 net acres
- 7,000' to 9,000' well depths
- 10 to 30 BCF targets
- Low operating costs: $2.00/BOE
- 11 wells drilled in 2001
- 80 MMCFD pipeline capacity secured at Ladyfern



Northern Shelf
British Columbia
Alberta
Lapp
Venus
Snowfall
16 MMCFD
1700 BCPD
HAMBURG
Chinchaga Sub Basin
Cranberry
LADYFERN
CHINCHAGA
13 MMCFD
650 BCPD
WILDMINT
Cranberry
South
100 MMCFD
60 MMCFD
Southern Shelf

Slave Point – Hamburg Seismic


4-27
Producing 14 MMCFD
12-22
Tested 10 MMCFD
97N/11W
16-16
Initial Rate 16 MMCFD

Slave Point - Future Plans

- Drill 8 high-potential wells in 2002
- Shoot 140 mi² of 3D seismic
- Evaluate results at Wildmint for future activities


Northern Shelf
British Columbia
Alberta
HAMBURG
LADYFERN
WILDMINT
100 MMCFD
60 MMCFD

Foothills

- World-class, high-impact gas exploration
- Multi-zone, sweet and sour gas
- Early entrant with low cost base
- Dominant player in high-profile area
- Significant early success



British Columbia
Alberta
Calgary

Northern Foothills - Deep

- 115,000 net acres
- 49% average WI
- Multi-zone deep gas
- 100 to 300 BCF targets
- 20 to 50 MMCFD deliverability
- 14 wells drilled: 11 successful
- > 50 MMCFD net shut-in


West Murray
Murray
East Murray
Quintette
Conglomerate
S. Conglomerate
East Chinook
West Chinook
Ojay
Weejay
West Ojay
Huguenot
Compass
Holt
British Columbia

Post-Anderson Northern Foothills



Quintette
Ojay
Weejay
West Ojay
Hugenot
Narraway
Findley
British Columbia
Alberta
20 Miles
Devon Canada
Former Anderson

Northern Foothills - Shallow

- 176,000 net acres
- 55% average WI
- Multi-zone, shallower sweet gas
- 10 to 30 BCF targets
- 15 to 40 MMCFD deliverability
- 11 wells drilled in 2001
- > 50 MMCFD net shut-in



Narraway
British Columbia
Alberta
Devon Canada
Former Anderson

Northern Foothills



Deep
12,000 – 16,000'
Shallow
8,000 - 10,000'
Cretaceous
Triassic
Permian
6,000'
12,000'
16,000'

Northern Foothills - Future Plans

- Drill 7 deep and 10 shallow wells in 2002
- Complete infrastructure
  - 134 MMCFD sweet gas plant at Narraway (Q1 2002)
  - 125 MMCFD sour gas pipeline into Grizzly Valley (Q3 2002)
  - Extend sour gas pipeline into Narraway (Q2 2003)



British Columbia
Alberta
To South Wapiti Infrastructure
Narraway
Proposed Westcoast Pipeline
Devon Sweet Gas Plant & GGS

Northern Foothills - Production



175
125
75
25
MMCFD
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Actual
Forecast

Note: Pro forma data for the combination of Anderson.

I. Canadian Industry Overview

II. Devon Canada Overview

III. Near-term Growth Projects

IV. **Long-term/High-potential Opportunities**

V. Summary

devon

Mackenzie Delta / Beaufort Sea

- Five (1 to 3 TCF) fields discovered by industry
- NEB estimate for area: 64 TCF
- No developed infrastructure



Beaufort Sea
Issungnak 1.0 TCF
Amauligak 1.3 TCF
Taglu 3.0 TCF
Niglintgak 1.0 TCF
15 m
TUKTOYAKTUK
Parsons Lake 1.8 TCF
Yukon
Northwest Territories
INUVIK
AKLAVIK
25 Km

Mackenzie Delta / Beaufort Sea

- Largest land holder
  - Interest in 48% of Mackenzie Delta lands
  - 1.3 MM net acres
- Adjacent to known discoveries



Beaufort Sea
15 m
Yukon
Northwest Territories
25 Km
Devon Acreage
Held by Others
Devon Significant Discovery Licenses

Northern Pipeline Proposals


Prudhoe Bay
Mackenzie Delta
Fairbanks
Norman Wells
Whitehorse
YUKON
N. W. T.
B. C.
ALTA
SASK
Boundary Lake
Fort
St. John
Caroline
Kingsgate
Calgary
Monchy

- Prudhoe to Caroline
- Mackenzie Valley
- Dempster Lateral
- Offshore Proposal

North of 60° - Future Plans

- Drill 3 wells in 2002
- Test KURK M-15 well in 2002
- Pursue farm-out opportunities
- Pursue pipeline discussions



Beaufort Sea
15 m
KURK M-15
Yukon
Northwest Territories
25 Km
Devon Acreage
Held by Others
Devon Significant Discovery Licenses

Thermal Heavy Oil

- Long-term growth prospects
- Ownership in 3 top-quartile projects
- Large resource potential
- Long reserve life index
- Low F&D Costs


British Columbia
Alberta

Thermal Heavy Oil - Surmont

- 13% interest in Conoco's Surmont project
- Four 25,000 BOD phases
- Phase 1 start-up: 2004
- Full development by 2014
- > 1 billion BBO recoverable


Yukon
Northwest Territories
British Columbia
Alberta
Saskatchewan
Ft. Nelson
Surmont
Ft. St. John
Edmonton
Saskatoon
Calgary

Thermal Heavy Oil - Trout & Christina Lake

- 100% WI
- 30 strat wells in 2002
- Commercial start-ups in 2005 to 2007
- 250 to 300 MMBO recoverable/project
- Commercial production > 25,000 BOD/project



Yukon
Northwest Territories
British Columbia
Alberta
Saskatchewan
Ft. Nelson
Trout
Ft. St. John
Christina Lake
Edmonton
Saskatoon
Calgary

I. Canadian Industry Overview

II. Devon Canada Overview

III. Near-term Growth Projects

IV. Long-term/High-potential Opportunities

V. Summary

Portfolio of Opportunities



Potential
North of 60º
Coalbed Methane
Northern Foothills
Heavy Oil
Shallow Gas
Deep Basin
Slave Point
Short-Term
Long-Term

Summary

- Large portfolio of opportunities
- World-class assets with significant upside
- Dominant industry player
- Control of infrastructure
- Reputation for operational excellence

International

David Sambrooks - VP International Division

International Division Characteristics

- Focused, high-impact assets
- Built-in production growth from development projects
- Large positions in high-potential exploration plays

I. China

II. West Africa Exploration

III. Azerbaijan - ACG Field

China Program

- Devon's Interest:
  - Exploration: 50%
  - Development: 24.5%
- Operator: Devon
- 2,400,000 net acres
- Favorable operating environment
- 2002 Plans:
  - Drill 2 exploration wells
  - Develop Panyu Project



CHINA
Pacific Ocean
CHINA
PEARL RIVER MOUTH BASIN
CACT Fields 109,000 B/d 330 MMBO
Phillips Discovery 106,000 B/d 250 MMBO
JHN Discovery 18,700 B/d 42 MMBO
16/02
16/05
15/34 - 15/35 2001 3-D Program
15/35
15/34
27/10
BP Discovery 44,300 B/d 108 MMBO
Panyu 5-1 "Bootes" Field
Panyu 4-2 "Ursa" Field
Panyu Project
Field / Discovery
Devon Prospect
South China Sea

Panyu Project

- Two platforms & pipelines to leased FPSO
- First production expected in late 2003
- Gross reserves: 82 MMBO
- Attractive economics; project payout 1.5 years from first production



Block 15/34
Pearl River Basin
South China Sea
PY 5-1
Turret Moored FPSO
9.2 km
12"x16" PIP
Pipeline
PY 4-2
9.2 km
12"x16" PIP
Pipeline
PY 4-2 / 5-1 Field Development

China Exploration

- Total exposure of > 1 BBO
- Nearby exploration opportunities
- High impact stand-alone prospects



CHINA
Pacific Ocean
CHINA
PEARL RIVER MOUTH BASIN
16/02
16/05
High Impact Prospect North Capricorn (PY6-4)
15/35
15/34
27/10
Nearby Opportunities
High Impact Stand-Alone Prospect EP 24-1A
South China Sea
Field / Discovery
Devon Prospect

North Capricorn Prospect

- Panyu 5-1 analog
- 3D seismic coverage
- Reserve potential:
  - Gross: 175 MMBO
  - Net: 36 MMBO
- Numerous follow-ups

North Capricorn Prospect
Blocks 15/34 & 15/35



15/35
15/34
EAST CAPRICORN
NORTH CAPRICORN
Seismic line
PY 5-1 Field
"Bootes"

North Capricorn Prospect

- Blocks 15/34 & 15/35
- Basement Drape Play:
  - Most successful play in basin
  - Proven at Panyu 5-1
  - Look-a-like at East Capricorn
  - Excellent prospect/ play economics



2000
Discovery
Late 2001
Exploration
Potential North
Capricorn Add-on
SW
NE
Pay interval
Objective section
Basement
PY 5-1
Bootes
45 MMBO
North
Capricorn
175 MMBO Potential
East
Capricorn
140 MMBO Potential

China Production Potential



MBOPD
20
18
16
14
12
10
8
6
4
2
0
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
Panyu Net Production
Net Risked Exploration

I. China

II. **West Africa Exploration**

III. Azerbaijan - ACG Field

West Africa Deepwater Program

- High impact projects
- Significant working interest
- Larger reserve potential
- Multiple prospects / play types
- In or near producing basins
- Attractive contract terms



AFRICA
Cote d'Ivoure
Ghana
Nigeria
Cameroon
E.G.
Gabon
Congo
Atlantic Ocean
Keta
60% WI
Agali
50% WI
Marine IX
47.5% WI
Devon Blocks

Mitigating Deepwater Risk

- Leverage Technology
  - Utilize 3D imaging technologies to map distribution of reservoirs
  - Focus on basins with geology that support the seismic identification of reservoirs and fluids
- Operate in the proven technology window
- Strategic partnering

Marine IX - Congo

- 47.5% WI
- 98,000 net acres
- 285 MMBO gross target
- Drill exploration well in early 2002



Congo
North
Rita Prospect
Reservoir Amplitude

Agali - Gabon

- 50% WI
- 546,000 net acres
- 300+ MMBO gross target
- Multiple play types
- Evaluating seismic to identify drilling location
- Drill exploration well in late 2002



Gabon
Triton Discovery
La Ceiba Field
(300 - 500 MMB)
TREND
BELT
FOLD
E.G.
0
50 km
Atlantic Ocean
Agali
Gabon

Agali - Gabon


Agali
Possible hydrocarbon indicators
Equivalent geologic section in the same trapping style
SALT


The La Ceiba Field
Hydrocarbon indicators
SALT

Keta - Ghana

- 60% WI
- 1,565,000 net acres
- 250+ MMBO gross target
- Multiple prospects
- Evaluating seismic to identify drilling location
- Drill exploration well in early 2003



Ghana
Togo
Atlantic Ocean
Volta River
Keta
200 m
1000 m
2000 m
Keta Block
(7035 sq. km)
Atlantic Ocean

Keta - Ghana


Line A
Line B
Cuda East Lead
A
B

I. China

II. West Africa Exploration

III. Azerbaijan - ACG Field

devon

ACG - Azerbaijan

- 5.63% carried interest
- Operator: BP
- Current production: 130 MBOD (gross)
- Gross proven reserves: 4.2 BBO
- Ultimate gross potential: >6 BBO
- Field development in three phases commencing in 2002


Oil Pipeline
Gas Pipeline
Chirag
Central Azeri
East Azeri
Phase 3
Chirag
Phase 2
Phase 1
Phase 2


RUSSIA
AZERBAIJAN
Black Sea
GEORGIA
TURKEY
Caspian Sea
SYRIA
IRAQ
IRAN

International Division Summary

- Built-in production growth from development projects
  - Panyu development in China
  - ACG Unit in Azerbaijan
- Large positions in high-potential exploration plays
  - Four significant wells in 2002

Coalbed Methane

Don DeCarlo - VP Rocky Mountain Division

devon

I. North American CBM Resources

II. Devon's Producing CBM Projects

III. Devon's Future CBM Projects

North American CBM Resources


CANADA
634 TCF gas-in-place
U.S.
744 TCF gas-in-place
96 TCF recoverable
Appalachian
San Juan
Black Warrior
Mature Basins
17 TCF recoverable

Source: GTI

Total US CBM Production



Coalbed Gas Production from U.S. Lower-48 Basins (TCF)
• 13,986 CBM wells
• 2000 production: 1.35 TCF (7% of U.S.)
• > 9.7 TCF cumulative
Devon Entry
TCF
Well Count
1.5
1.0
0.5
0.0
15,000
10,000
5,000
0
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
Mature Basins (76% SJB)
Emerging Basins
Wellcount

Source: GTI

Emerging CBM Basin Production



Coalbed Gas Production from 3 Emerging U.S. Lower-48 Basins (BCF)
BCF
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
Powder River Basin
Uinta Basin
Raton Basin
20% of Total CBM

Source: GTI

I. North American CBM Resources

II. Devon's Producing CBM Projects

III. Devon's Future CBM Projects

devon

Devon Coalbed Methane

- Producer since 1986
- 173 MMCFD net
- Cum > 272 BCF net
- Over 1,900 CBM wells
- 4 producing projects
- 4 active pilot areas
- 5 exploration areas



Producing projects
Pilot areas
Exploration areas
Gulf of Mexico

Coalbed Methane Project Comparison

	Projects	Avg. Depth (ft.)	Thickness (ft.)	Gas Content (Scf/Ton)	Net Remaining Potential (Tcf)
Producing	San Juan	3,300	48	550-750	0.2
Producing	Powder River Basin	1,000	80	30-75	1.0
Producing	Raton	2,000	24	300-500	0.5-1.0
Pilots	Cherokee	1,100	10	200-650	0.5-1.0
Pilots	Wind River	3,000	52	200-400	?
Pilots	Monkman	3,300	45	300-500	?
Pilots	Goldcreek/Livingston	1,500	53	300-600	?
					> 2.0 TCF

Booked To Date = 0.6 TCF

Devon Producing CBM Projects



1998
Powder River Basin
94 MMCFD net
1,300 wells
1986
San Juan Basin
63 MMCFD net
161 wells
2001
Cherokee Basin
7 MMCFD net
260 wells
1999
Raton Basin
9 MMCFD net
228 wells
Total Net Production
173 MMCFD

San Juan Basin

- 1st CBM production (1986)
- Stable production
- Long reserve life: R/P > 10 years
- High operating margins



Wyoming
Utah
Colorado
New Mexico



CO
NM
32-9
NEBU
Coal Thickness
> 50 FEET
> 30 FEET
< 30 FEET

Importance of San Juan Basin

- 1st western basin with CBM production (> 8 Tcf gross)
- Devon's 1st CBM production (cum > 236 Bcf net)
- Confidence in producing characteristics
- Established completion technology
- Experience with production enhancements

Powder River Basin

- > 250,000 net acres
- High working interest (>75%)
- >1.0 Tcf net target
- Increasing volumes
- 2,500 additional locations
- Own infrastructure (Thundercreek)



Wyoming
Utah
Colorado



MONTANA
WYOMING
Spotted Horse
Rough Draw
Big George Exploration
Kitty
Juniper Draw
House Creek
Pumpkin Buttes
Pine Tree
0 10 20 30
MILES
Wyodak Development
Big George Pilot
Wyodak Pilot

Total Powder River Basin CBM



800
600
400
200
0
MMCFD
8000
6000
4000
2000
0
# of wells
Gas Production
Well Count
1993
1994
1995
1996
1997
1998
1999
2000
2001

Powder River CBM: 2001 Highlights

- Drilled 449 gross wells ($40 MM)
- Success with discharge permits
- Obtained 190 federal drilling permits
- Operated production > 100 MMCFD
- Early production from pilots

Powder River Basin CBM Pilot Areas

- **House Creek (Wyodak/Big George)**
  - Restricted sales of 1.4 MMCFD (16 wells)
  - Drilled 65 wells in 2001
  - Unrestricted sales 1st qtr 2002
- **Pine Tree**
  - Restricted sales of 1.1 MMCFD (21 wells)
  - 43 wells drilled by 1st qtr 2002
  - Unrestricted sales 1st qtr 2002
- **Juniper Draw**
  - 10 wells drilled
  - Permitting pilot
- **Pumpkin Buttes**
  - 18 wells by year-end
  - Pilot scheduled for 2002


MONTANA
WYOMING
Big George Exploration
Juniper Draw
House Creek
Pumpkin Buttes
Pine Tree
0 10 20 30
MILES
Wyodak Development
Big George Pilot
Wyodak Pilot

Powder River Basin CBM: 2002 Plans

- Drill 330 gross wells ($24 MM)
- EIS scheduled for completion
- Complete pipelines to House Creek & Pine Tree
- Start producing 2 new Big George pilots



4
34
82
120
169
1999
2000
2001e
2002e
2003e
Net Production (MMCFD)

Raton Basin

- > 280,000 acres (minerals)
- WI=25%, NRI=42%
- 0.5-1.0 Tcf net target
- Increasing volumes
- > 800 additional locations



Wyoming
Utah
Colorado
New Mexico



Raton Basin
Vermejo Park Ranch
CO
NM
Coal Thickness
> 80 FEET
> 60 FEET
> 40 FEET
> 20 FEET

Raton Highlights

- 2001: drilled 104 wells
- Exit rate: 10 MMCFD
- 2002: 150 wells planned
- Expand infrastructure
- Volumes double in 2002



Vermejo Coal Outcrop
Lorencito
York Canyon
Castle Rock
Vermejo Park Anticline
Canadian River
Raton
Vermejo Coal Outcrop
Existing Well
2001 Drilled
2002 Proposed Location
Core Hole/Strat Tests

Cherokee Basin Coalbed Methane

- New CBM play
- 420,000 net acres
- Devon operated
- 100% WI
- Multiple coal seams
- Marketing advantage


NE
KS
MO
OK
AR


Cherokee Coal
-600
Mulky
Bevier
Weir
Rowe
Riverton
-1100
Fireside
KANSAS
OKLAHOMA
Lenapah
CBM Producers

Cherokee Basin CBM 2001 Highlights

- Established dominant acreage position (420,000 net acres)
- 120 new wells drilled by year-end
- Building infrastructure (Tall Grass Gas Services)

Cherokee Basin CBM 2002 Plan

- $35 MM budgeted
- 300 - 400 wells planned
- Continue leasing activity
- Build infrastructure



52
25
4
0
0
1999
2000
2001e
2002e
2003e
Net Production (MMCFD)

I. North American CBM Resources

II. Devon's Producing CBM Projects

III. Devon's Future CBM Projects

devon

New Coalbed Methane Projects



3 Divisions - 1 Focus
•Shared Technology
•Separate Resources
•Large Impact
Canada
Rocky Mountain
Permian/Mid-Continent
Pacific Ocean

Canadian Division

Pilot Areas

- Monkman (33,000 acres)
  - 2 CBM wells drilled in 2001
  - Expand to full pilot in 2002
- Gold Creek (11,600 acres)
  - 3 CBM wells drilled in 2001
  - Install production pilot in 2002
- Livingston (32,000 acres)
  - 4 CBM wells drilled in 2001
  - Install production pilot in 2002

Exploration Areas

- Ardley
  - Complete evaluation of prospect area
- Halkirk
  - Evaluation of 2 coal zones in 2 existing wells


Pilot areas
Exploration areas
British Columbia
Alberta
Monkman
Ardley
Halkirk
Livingston
Gold Creek

Rocky Mountain Division

Pilot Areas

- Wind River (41,000 acres)
  - Multiple cores being acquired & analyzed
  - 2 new test wells by year-end 2001
  - 8 well pilot in 2002
  - 2 additional test wells in 2002

Exploration Areas

- Green River/Sandwash area
  - Establishing land position
  - Technical evaluation underway
  - Acquiring core by year-end 2001



Producing projects
Pilot areas
Exploration areas
Wind River
Green River/Sandwash

Permian/Mid-Continent Division

New Projects

- Louisiana Wilcox area
  - 200,000 net mineral acres
  - 1,500' - 3,000' Wilcox coal
  - 50' - 60' net coal
  - 2 test wells by Q1 2002
- Continue exploration in Cherokee & Arkoma Basins



Cherokee & Arkoma
Louisiana Wilcox
Gulf of Mexico
Producing projects
Exploration areas

devon

Coalbed Methane: 2002 Summary

- **San Juan Basin**
  - Continue production enhancements
  - Evaluate infill drilling
- **Powder River Basin**
  - 330 wells
  - Expand Big George
- **Raton Basin**
  - 150 wells
  - Continue de-watering & facility expansion
- **Cherokee Basin**
  - 300-400 wells
  - Build infrastructure
- **New Ventures: U.S. & Canada**
  - Multiple pilots underway
  - Lead exploration areas being evaluated

Coalbed Methane Target Rates



500
400
300
200
100
0
MMCFED
1999
2000
2001
2002
2003
2004
2005
2006
San Juan
Powder River
Raton
Cherokee

Summary

Larry Nichols - Chairman, President & CEO

2002 Corporate Objectives

- Complete Mitchell acquisition
- Upgrade asset quality by disposing of non-core assets
- Reduce debt through asset sales and cash flow
- Grow production by 5%

Devon's Goals

- Preeminent North American oil and gas producer
- Focused, high-impact international exploration
- Strong balance sheet

Devon's Goals

- Preeminent North American oil and gas producer
  - Expansive low-risk organic growth platform
    - Coalbed methane
    - Barnett Shale
    - Western Canada
  - High potential exploration portfolio
    - Gulf of Mexico
    - Western Canada
    - McKenzie Delta

Devon's Goals

- Preeminent North American oil and gas producer
- Focused, high-impact international exploration
  - West Africa
  - China
  - Azerbaijan

Devon's Goals

- Preeminent North American oil and gas producer
- Focused, high-impact international exploration
- Strong balance sheet
  - Enhance cash flow with expanded hedge position
  - Fund capital requirements with cash flow
  - Repay debt with divestiture proceeds

Devon's Goals

- Preeminent North American oil and gas producer
- Focused, high-impact international exploration
- Strong balance sheet